       1                                                         Exhibit 21

FOR IMMEDIATE RELEASE         Contact:    Gail Price, Director of Corporate
                                          Communication
                              Phone:      703-896-0403



                       WLR FOODS NAMED TO FORTUNE 500

Broadway, Virginia, April 8, 1994 -- WLR Foods Inc. (NASDAQ:  WLRF)

today announced that it has been named for the first time to Fortune magazine's list of the 500 largest United States industrial corporations.

Ranked 498th, WLR Foods is one of only 13 Virginia-based companies included in the Fortune 500 and the first central Shenandoah Valley-based corporation to make the nationally renowned list.


Of the 49 food companies included in the Fortune 500 list, WLR Foods ranked second in sales increase, growing 20% over fiscal 1992, and second in profits increase, growing 148% over fiscal 1992.


In announcing these achievements to employees, President and

Chief Executive Officer James L. Keeler stated, "This is a remarkable accomplishment for all of us as well as another promising indicator of the full potential of WLR Foods.  The Tyson hostile takeover attempt, while distracting in many ways, makes us ever more appreciative of

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the way we do business and of the many, many people to whom we owe all of our success.  With our proven strengths and strategies, the future of WLR

Foods has never been brighter.  This growth and achievement clearly underscores why it is the wrong time to sell WLR Foods."


WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(R) label and retail ice under the Cassco(R) label.  This Fortune 500 company, with current annual revenues of over $700 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and

Pennsylvania, close to its major mid-Atlantic markets.